                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                    FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
        Section 17(a) of the Public Utility Holding Company Act of 1935
            or Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person*

   Blackstone Management Associates III, L.L.C. (see attached)

   (Last)  (First)  (Middle)

   345 Park Avenue

   (Street)

   New York, NY  10154

   (City)  (State)  (Zip)

2. Date of Event Requiring Statement (Month/Day/Year)

   July 30, 1999

3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)



4. Issuer Name and Ticker or Trading Symbol

   Allied Waste Industries, Inc. "AW"

5. Relationship of Reporting Person to Issuer (Check all applicable)

   / / Director                            /X/ 10% Owner (see attached)
   / / Officer (give title below)          / / Other (specify below)

6. If Amendment, Date of Original (Month/Day/Year)



7. Individual or Joint/Group Reporting (Check applicable line)

   / / Form filed by One Reporting Person
   /X/ Form filed by More than One Reporting Person

* If the Form is filed by more than one Reporting Person, see instruction
  5(b)(v).

            Table I -- Non-Derivative Securities Beneficially Owned

                                  2. Amount      3. Ownership
                                     of Secu-       Form:
                                     rities         Direct      4. Nature of
                                     Bene-          (D) or         Indirect
                                     ficially       Indirect       Beneficial
                                     Owned          (I)            Ownership
1. Title of Security                 (Instr. 4)     (Instr. 5)     (Instr. 5)
--------------------------------  -------------  -------------  ----------------



         Table II--Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

                                                2. Date Exercisable
                                                   and Expiration Date  3. Title and Amount of Securities Underlying Derivative
                                                   (Month/Day/Year)        Security (Instr. 4)
                                                ----------------------  -----------------------------------------------------------
                                                Date                                                                     Amount or
1. Title of Derivative                          Exercis-    Expiration                      Title                        Number of
   Security (Instr. 4)                          able        Date                                                          Shares
----------------------------------------------  ----------  ----------  ----------------------------------------------  -----------

Senior Convertible Preferred Stock                 *         N/A         Common Stock                                    15,418,921

                                                                         Common Stock                                     2,858,856

                                                                         Common Stock                                     1,166,667
                                                               5. Ownership
                                                                  Form of
                                                                  Derivative
                                                4. Conver-        Security:
                                                   sion or        Direct      6. Nature of
                                                   Exercise       (D) or          Indirect
                                                   Price of       Indirect        Beneficial
1. Title of Derivative                             Derivative     (I)             Ownership
   Security (Instr. 4)                             Security       (Instr. 5)      (Instr. 5)
----------------------------------------------  -------------  -------------  --------------

Senior Convertible Preferred Stock                 $18.00            I        By Blackstone Capital Partners III
                                                                              Merchant Banking Fund L.P.

                                                   $18.00            I        By Blackstone Offshore Capital
                                                                              Partners III L.P.

                                                   $18.00            I        By Blackstone Family Investment
                                                                              Partnership III L.P.

Explanation of Responses:

* Pursuant to the Certificate of Designation setting forth the terms, relative rights, limitations and preferences of the Senior Convertible Preferred Stock of the Issuer, the designated filing person and each of the Partnerships are restricted from converting their respective holdings of Senior Convertible Preferred Stock into shares of common stock until receipt of stockholder approval has been obtained. Before such time, shares of Senior Convertible Preferred Stock may only be converted into units of Junior Preferred Stock.


(See Attachment - Page 4)                           8/9/1999
---------------------------------------    --------------------------
    **Signature of Reporting Person                   Date

** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

                              ATTACHMENT TO FORM 3

Blackstone Management Associates III L.L.C.
July 30, 1999
Allied Waste Industries, Inc.   "AW"
-----------------------------   ------

As the sole general partner of Blackstone Capital Partners III Merchant Banking Fund L.P. and Blackstone Family Investment Partnership III L.P. and the sole investment general partner of Blackstone Offshore Capital Partners III L.P. (collectively, the "Partnerships"), and an affiliate of Blackstone Capital Partners II Merchant Banking Fund L.P., Blackstone Offshore Capital Partners II L.P., Blackstone Family Investment Partnership II L.P., Blackstone
Management Associate II L.L.C., Peter G. Peterson and Stephen A. Schwarzman (collectively, the "Existing Reporting Persons"), Blackstone Management Associates III L.L.C. may be deemed, for purposes of Section 16 of the Securities Exchange Act of 1934, as amended (the "Act"), to be the beneficial owner of shares of the common stock held by the Existing Reporting Persons and may be deemed, for purposes of Section 16 of the Act, to be the beneficial owner of the shares of Senior Convertible Preferred Stock of the Issuer held by the Partnerships. However, the designated filing person disclaims that it is the beneficial owner of any such shares, except to the extent of its direct pecuniary interest in such shares.

Because the designated filing person is the sole general partner of Blackstone Capital Partners III Merchant Banking Fund L.P. and Blackstone Family Investment Partnership III L.P. and the sole investment general partner of Blackstone Offshore Capital Partners III L.P., because the Partnerships acted together in the acquisition of the shares of Senior Convertible Preferred Stock of the Issuer held by the Partnerships, and because the Reporting Persons are affiliates of the Existing Reporting Persons, each the Reporting Persons and the Existing Reporting Person may be deemed, for purposes of Section 16 of the Act, to be a member of a "group" with respect to securities of the Issuer. However, each of the Reporting Persons and the Existing Reporting Persons does not affirm the existence of such a group.

Other Reporting Persons:

Blackstone Capital Partners III Merchant Banking Fund L.P.
c/o Blackstone Management Associates III L.L.C.
345 Park Avenue
New York, New York 10154

Blackstone Offshore Capital Partners III L.P.
c/o Blackstone Management Associates III L.L.C.
345 Park Avenue
New York, New York 10154

Blackstone Family Investment Partnership III L.P.
c/o Blackstone Management Associates III L.L.C.
345 Park Avenue
New York, New York 10154

                            SIGNATURE PAGE TO FORM 3

Blackstone Management Associates III L.L.C.
July 30, 1999
Allied Waste Industries, Inc. "AW"
------------------------------------

                               Blackstone Management Associates III L.L.C.

                               By: /s/ Michael A. Puglisi
                                  --------------------------------------------
                                  Name:   Michael A. Puglisi
                                  Title:  Member

                               Blackstone Capital Partners III
                               Merchant Banking Fund L.P.

                               By: Blackstone Management Associates III L.L.C.,
                                     its general partner

                               By: /s/ Michael A. Puglisi
                                  --------------------------------------------
                                  Name:   Michael A. Puglisi
                                  Title:  Member

                               Blackstone Offshore Capital Partners III L.P.

                               By: Blackstone Management Associates III L.L.C.,
                                     its investment general partner

                               By: /s/ Michael A. Puglisi
                                  --------------------------------------------
                                  Name:   Michael A. Puglisi
                                  Title:  Member

                               Blackstone Family Investment Partnership III L.P.

                               By:  Blackstone Management Associates III L.L.C.,
                                      its general partner

                               By: /s/ Michael A. Puglisi
                                  --------------------------------------------
                                  Name:   Michael A. Puglisi
                                  Title:  Member

                                  Page 4 of 4